Exhibit 99.3

ObsEva Reports Third Quarter 2017 Financial Results and Provides Business Update

- All Three Development Compounds Progressing With Key Clinical Milestones Over the Next 12 Months -

Geneva, Switzerland and Boston, MA – November 14, 2017 - ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today reported financial results for the third quarter ended September 30, 2017 and provided a business update outlining recent corporate progress and upcoming milestones.

“We are very proud of the progress that we are making in each of our development programs, and continue to deliver upon our objectives and timelines that were outlined at our IPO in January. Our team has been able to navigate the complexities of executing on global trials and the robust patient recruitment in our IMPLANT 2 and EDELWISS clinical trials demonstrates the severe unmet medical need that exists and demonstrates the potential of our therapeutics to greatly improve patient care.” said Ernest Loumaye, Chief Executive Officer of ObsEva. “With our recent successful financing, we are now positioned to achieve several clinical milestones in 2018-19.”

Pipeline Progress Achieved in Third Quarter of 2017

•	Patient recruitment was completed in August for the Phase 3 IMPLANT 2 trial of nolasiban, ObsEva’s oral oxytocin receptor antagonist designed to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization (IVF). Approximately 760 patients have now been randomized in this European trial.

•	Patient recruitment was completed in November, 2017 for ObsEva’s EDELWEISS Phase 2b clinical trial of OBE2109, its oral GnRH receptor antagonist for the treatment of endometriosis. Enrollment is targeted at 330 patients globally.

•	The Phase 3 PRIMROSE 1 and 2 trials of OBE2109 for the treatment of uterine fibroids randomized its first patients to active therapy following screening that began earlier this year. Enrollment is targeted at approximately 1,000 women in total. The primary endpoint of these trials is the reduction of heavy menstrual bleeding.

•	Clinical trial protocol was finalized and regulatory applications submitted to begin the PROLONG trial, a Phase 2a clinical trial of OBE022, ObsEva’s oral prostaglandin F2 alpha receptor antagonist for the treatment of pre-term labor in pregnant women between 24 and 34 weeks of gestation.

Upcoming Milestones

ObsEva expects to achieve the following clinical and pipeline milestones over the remainder of 2017 and 2018:

•	Announcement of primary endpoint results from the 760 patient Phase 3 IMPLANT 2 clinical trial of nolasiban in assisted reproductive technology (ART) in the first quarter of 2018.

•	Announcement of primary endpoint results from the 330 patient Phase 2b EDELWEISS trial of OBE2109 for the treatment of endometriosis in mid-2018.

•	Commencement of the Phase 2a PROLONG clinical trial of OBE022 in pre-term labor in the fourth quarter of 2017, with preliminary results in approximately 60 patients expected in late 2018.

•	Completion of patient enrollment of the Phase 3 PRIMROSE 1 and 2 trials of OBE2109 for the treatment of uterine fibroids in late 2018.

Third Quarter 2017 Financial Results

Net loss for the third quarter of 2017 was $17.0 million, or $0.59 per basic and diluted share. Research and development expenses were $13.9 million and general and administrative expenses were $3.0 million for the quarter ended September 30, 2017. As of September 30, 2017, ObsEva had cash and cash equivalents of $68.4 million, which does not include net proceeds of approximately $56 million raised in the private equity financing that was announced on October 10, 2017.

Conference Call Information

ObsEva will host a conference call and audio webcast today at 8:00 a.m. Eastern Time to provide a business update and discuss third quarter 2017 financial results. To participate in the conference call, please dial 844-419-1772 (domestic) or (213) 660-0921 (international) and refer to conference ID 2197575. The webcast can be accessed under the “Investors” section of ObsEva’s website www.obseva.com

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates and the timing of enrollment in and data from clinical trials. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2016, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

202-955-6222 x2526

CEO Office Contact:

Delphine Renaud

delphine.renaud@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

781-366-5726

Consolidated Statements of Comprehensive Loss

	Three-month period ended September 30,		Nine-month period ended September 30,
(in USD ’000, except per share data)	2017	2016	2017	2016
	unaudited		unaudited
Other operating income	3	7	11	37
OPERATING EXPENSES
Research and development expenses	(13,910)	(5,978)	(40,983)	(15,544)
General and administrative expenses	(3,001)	(1,946)	(9,601)	(3,321)

Total operating expenses	(16,911)	(7,924)	(50,584)	(18,865)

OPERATING LOSS	(16,908)	(7,917)	(50,573)	(18,828)

Finance income	(106)	7	754	34
Finance expense	(1)	(36)	(1)	(267)

NET LOSS BEFORE TAX	(17,015)	(7,946)	(49,820)	(19,061)

Income tax income (expense)	21	—	(36)	—

NET LOSS FOR THE PERIOD	(16,994)	(7,946)	(49,856)	(19,061)

Net loss per share
Basic	(0.59)	(0.37)	(1.78)	(0.89)
Diluted	(0.59)	(0.37)	(1.78)	(0.89)
OTHER COMPREHENSIVE INCOME
Currency translation differences	—	554	—	1,956
TOTAL OTHER COMPREHENSIVE INCOME	—	554	—	1,956

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(16,994)	(7,392)	(49,856)	(17,105)

Consolidated Balance Sheet

(in USD ’000)	September 30, 2017	December 31, 2016
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	68,358	25,508
Other receivables	683	783
Prepaid expenses and deferred costs	1,679	2,415

Total current assets	70,720	28,706
Non-current assets
Furniture, fixtures and equipment	339	121
Intangible assets	21,608	16,608
Other long-term assets	190	90

Total non-current assets	22,137	16,819

Total assets	92,857	45,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability	36	—
Other payables and current liabilities	2,662	2,383
Accrued expenses	5,752	4,269

Total current liabilities	8,450	6,652
Non-current liabilities
Post-employment obligations	2,840	2,832

Total non-current liabilities	2,840	2,832
Shareholders’ equity
Share capital	2,265	1,740
Share premium	162,982	71,966
Reserves	5,775	1,934
Accumulated losses	(89,455)	(39,599)

Total shareholders’ equity	81,567	36,041

Total liabilities and shareholders’ equity	92,857	45,525

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